SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE, SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999


[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

             for the transition period from __________ to __________

                         Commission file number 001-5083

          A. Full title of the plan and the address of the plan, if difference from that of the issuer named below:


                THE KANEB SERVICES, INC. SAVINGS INVESTMENT PLAN


         B. Name of issuer of these securities held pursuant to the plan and the address of its principal executive office:




                              KANEB SERVICES, INC.
                           2435 N. Central Expressway
                             Richardson, Texas 75080

                            THE KANEB SERVICES, INC.

                             SAVINGS INVESTMENT PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 1999 and 1998

                   (With Independent Auditors' Report Thereon)

                             The Kaneb Services, Inc.
                             Savings Investment Plan

                                Table of Contents

                                                                           Page

Independent Auditors' Report                                                1

Statements of Net Assets Available for Benefits
      at December 31, 1999 and 1998                                         2

Statements of Changes in Net Assets Available for Benefits
      for the Years Ended December 31, 1999 and 1998                        3

Notes to Financial Statements                                               4


Schedule
1     Schedule of Assets Held for Investment Purposes
          at End of Year - December 31, 1999                               10

                          Independent Auditors' Report


To the Administrator and Participants of The Kaneb Services, Inc. Savings Investment Plan



We have audited the accompanying statements of net assets available for benefits of The Kaneb Services, Inc. Savings Investment Plan as of December 31, 1999 and 1998 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Kaneb Services, Inc. Savings Investment Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





June 9, 2000
Dallas, Texas

                            The Kaneb Services, Inc.
                            Savings Investment Plan

                 Statements Of Net Assets Available For Benefits
                           December 31, 1999 And 1998

                                                       1999             1998
                                                    -----------      -----------

Assets:
Investments, at fair value (note 3)                 $27,072,367      $19,865,481

Accrued income receivable                                11,571           38,435

Contributions receivable                                332,450          267,422
                                                    -----------      -----------
                                                    $27,416,388      $20,171,338
                                                    ===========      ===========


See accompanying notes to financial statements.

                            The Kaneb Services, Inc.
                            Savings Investment Plan

           Statements Of Changes In Net Assets Available For Benefits
                     Years Ended December 31, 1999 And 1998

                                                       1999            1998
                                                   ------------    ------------
Additions to net assets attributed to:
     Contributions:
         Sponsor                                   $  1,320,073    $  1,199,439
         Participants                                 2,323,254       1,955,093
         Plan assets transferred in due to
           plan merger (note 9)                       1,371,059            -
                                                   ------------    ------------
              Total contributions                     5,014,386       3,154,532

     Investment income:
         Net appreciation (depreciation) in fair
           value of assets, interest and
           investment income                          4,058,539        (103,869)
                                                   ------------    ------------
     Total additions                                  9,072,925       3,050,663

Deductions from net assets attributed to:
     Distributions and withdrawals                   (1,827,875)     (1,256,931)
                                                   ------------    ------------
Net change in assets                                  7,245,050       1,793,732

Net assets available for benefits,
     beginning of year                               20,171,338      18,377,606
                                                   ------------    ------------
Net assets available for benefits, end of year     $ 27,416,388    $ 20,171,338
                                                   ============    ============

See accompanying notes to financial statements.

                            The Kaneb Services, Inc.
                            Savings Investment Plan

                          Notes to Financial Statements
                           December 31, 1999 and 1998

(1)  Plan  Description

     The Kaneb Services, Inc. Savings Investment Plan (the "Plan") is a defined contribution plan for employees of Kaneb Services, Inc. ("Kaneb" or "Sponsor") and its wholly owned domestic subsidiaries (the "Companies"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). A copy of the Plan document and amendments is available from the Plan Administrator. Participants should refer to the Plan document and amendments for more detailed information regarding provisions of the Plan.

     The Plan was established on April 1, 1991 and permits all full-time employees of the Companies as of that date, or who become employees thereafter and have completed one year of service, to contribute 2% to 12% of base compensation on a pretax basis into participant accounts. In addition to a mandatory contribution equal to 2% of base compensation per year for each Plan participant, the Companies make matching contributions of 25% or 50% of the amount contributed by a Plan participant up to 6% of base compensation. Employee contributions, together with earnings thereon, are not subject to forfeiture. That portion of a participant's account balance attributable to the Companies' contributions, together with earnings thereon, will be vested over a five-year period at 20% per year. Participants may borrow from the Plan an amount not to exceed the lesser of 50% of such participant's vested account balance or $50,000 reduced by the highest loan balance in the preceding 12 months. Contributions to the Plan are held in a trust and invested by the Plan's trustee in the investment funds described in Note 3. The Charles Schwab Trust Company serves as trustee (the "Trustee") and Leggette & Company serves as the Plan's record keeper. The Vice President of Human Resources of Kaneb serves as the Plan Administrator. All administrative and trust expenses of the Plan are paid by Kaneb.

     Effective July 1, 1999, the Plan was amended to include additional investment fund choices (see note 3), to increase the maximum percentage employee contribution from 12% to 15%, and to allow the participants of the Ellsworth Associates, Inc. 401(K) Plan (the "Ellsworth Plan") to participate in the Plan (see note 9).

(2)  Summary of Significant  Accounting Policies

     The Plan maintains its accounts on the accrual basis of accounting.

     (a)  Investments

          The Plan's investments are stated at fair value based on quoted market prices. Participant loans are valued at unpaid principal balance which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis.

          In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year's presentation.

     (b)  Federal Income Taxes

          The Internal Revenue Service ("IRS") has ruled the Plan meets the requirements of Section 401(a) and 401(k) of the Internal Revenue Code ("Code") and the trust is exempt from federal income taxes under
          Section 501(a) of the Code. The IRS granted a favorable letter of determination to the Plan in February 1997. In June 2000, an additional favorable determination letter was received which related to plan amendments made during 1999. The Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Under present federal income tax laws and regulations, a participant will not be subject to federal income taxes on the contributions made by his employer or withheld from his compensation under the Plan, or on the interest, dividends or profits on the sale of securities received by the Plan trustee, until the participant's accounts are distributed or made available to him in an unqualified manner.

          The Code limits contributions to the Plan in several respects. The total amount deferred by each participant cannot exceed a specified dollar limit which, for calendar years 1999 and 1998 was $10,000. Participant compensation in excess of $160,000 is excluded in calculating participant deferrals and employer matching contributions. Total contributions during any Plan year, including both participants' deferrals and employer matching contributions, may not exceed the maximum amount the employer may deduct for federal income tax purposes for the year. Additional rules apply to prevent discrimination in favor of highly compensated employees.

          (c) Use of  Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.


(3)  Investment Programs

     The Plan's investments at December 31, 1999 and 1998 are as follows:

                                                           December 31, 1999                 December 31, 1998
                                                     -----------------------------    ------------------------------
                                                         Number          Fair             Number           Fair
                                                        Of Shares        value           Of shares         value
                                                     -------------   -------------    -------------   --------------
     Investments at fair value as determined
       by quoted market price:
         Kaneb Services, Inc. Common Stock           1,734,865.000   $   7,605,535*   1,622,033.000   $    6,485,498*

     Investments at fair value:
          Schwab Retirement Money Market Fund        3,631,465.970       3,631,466*   2,979,750.990        2,979,751*
          Fidelity Mt. Vernon Growth Company Fund            -                -          87,583.862        4,466,777*
          T. Rowe Price New Income Fund                      -                -         112,864.210          994,334
          Warburg Pincus Emerging Growth Fund                -                -          17,717.313          708,161
          Vanguard Index 500 Portfolio                  17,397.749       2,354,437*      13,904.381        1,584,404*
          Janus Worldwide Fund                          35,932.856       2,746,348*      29,983.328        1,420,010*
          Strong Government Securities Fund             52,641.465         533,284       44,441.828          478,194
          Robertson Stephens Emerging Growth Fund       31,466.039       1,914,353*           -                 -
          Fidelity Dividend Growth Fund                182,277.147       5,284,214*           -                 -
          Pimco Total Return Fund Class D               88,487.763         876,029            -                 -
          Janus Twenty Fund                             13,505.747       1,133,789            -                 -
          Artison International Fund                     3,600.246         105,683            -                 -
          Participant's Loans                                -             887,229            -              748,352
                                                     -------------   -------------    -------------   --------------
                                                     4,056,774.982      19,446,832    3,286,245.912       13,379,983
                                                     -------------   -------------    -------------   --------------
                                                     5,791,639.982   $  27,072,367    4,908,278.912   $   19,865,481
                                                     =============   =============    =============   ==============


* Represents 5% or more of total net assets available for benefits.

     Each participant has the option to specify the investment of contributions made through payroll deductions and 2% employer mandatory contributions into any one of, or divided among, each of the available investment funds mentioned above for the periods ended December 31, 1999 and 1998. Employer matching contributions are invested in the Kaneb Stock Fund.

     Contributions designated to the Kaneb Stock Fund are invested in Kaneb Services, Inc. Common Stock. The Plan either purchases shares in the open market at the prevailing market price or shares are contributed directly by the Sponsor based upon the closing trade price on the last day of each month.

     Contributions  designated  to the Schwab  Retirement  Money Market Fund are
     invested   primarily  in  a  short-term   portfolio  of  commercial  paper,
     certificates of deposit, corporate debt obligations and other bank issues.

     For the period ended December 31, 1998, contributions designated to the Fidelity Mt. Vernon Growth Company Fund were invested in the common stock and convertible securities of companies which have above-average growth potential, such as lesser known companies in new and emerging areas of the economy or larger revitalized companies that hold a strong position in the market. In July 1999, investments in the Growth Company Fund were transferred to the Fidelity Dividend Growth Fund. Contributions designated to the Dividend Growth Fund are invested primarily in income-producing equity securities considered to have the potential for capital appreciation.

     For the period ended December 31, 1998, contributions designated to the T. Rowe Price New Income Fund were invested in income-producing investment-grade debt securities. In July 1999, investments in the New Income Fund were transferred to the Pimco Total Return Fund. This fund invests primarily in income producing investment-grade debt securities.

     For the period ended December 31, 1998, contributions designated to the Warburg Pincus Emerging Growth Fund were invested in the common stock of smaller companies which have passed their start-up phase and show positive earnings and prospects of achieving significant profit and gain in a relatively short period of time. In July 1999, investments in the Warburg Pincus Emerging Growth Fund were transferred to the Robertson Stephens Emerging Growth Fund. Contributions designated to this fund are invested in the equity securities of companies which have above-average growth potential due to superior products or services, operating characteristics and financial capabilities.

     Contributions designated to the Vanguard Index 500 Portfolio are invested in all 500 stocks in the S&P 500 Index in approximately the same proportions as they are represented in the S&P 500. This fund seeks to match the S&P 500 Index.

     Contributions designated to the Janus Worldwide Fund are invested in common stocks of foreign and domestic issuers. This fund has the flexibility to invest on a worldwide basis in companies of any size and seeks long-term growth of capital in a manner consistent with the preservation of capital.

     Contributions designated to the Strong Government Securities Fund are primarily invested in U.S. government securities. The fund's net assets may also be invested in other investment-grade debt obligations.

     Contributions designated to the Janus Twenty Fund are invested primarily in a concentrated portfolio of between 20 and 30 common stocks with strong current financial positions and the potential for future growth.

     Contributions designated to the Artisan International Fund are invested in equity securities issued by companies that exhibit potential for dividend growth.


(4)  Contributions

     Sponsor  contributions  to the Kaneb  Stock Fund may be made in the form of
     Kaneb Services, Inc. Common Stock purchased by the Sponsor or cash with which the trustee subsequently purchases Kaneb Services, Inc. Common Stock on the open market. During 1999, Sponsor contributions of $694,265, participant contributions of $811,518 and assets transferred from the Ellsworth Plan of $139,453 were used by the trustee to purchase 372,192 shares of Kaneb Services, Inc. Common Stock on the open market. During 1998, Sponsor contributions of $621,509 and participant contributions of $711,864 were used by the trustee to purchase 312,266 shares of Kaneb Services, Inc. Common Stock on the open market.

     Contributions receivable at December 31, 1999 and 1998 included $120,986 and $103,311 of employer contributions and $211,464 and $164,111 of contributions withheld from participants' compensation, respectively.

     All Plan contributions are participant directed with the exception of employer matching contributions which are automatically invested in the Kaneb Stock Fund.

(5)  Distributions and Withdrawals

     Distributions and withdrawals represent distributions to Plan participants who have retired, terminated employment or applied and qualified for a hardship distribution.

(6)  Forfeitures

     At December 31, 1999 and 1998, forfeited nonvested accounts totaled $24,594 and $26,929, respectively. These amounts, forfeited by participants upon withdrawing from the Plan, will be used to reduce future employer contributions. These amounts may also be credited to their account upon returning to the Plan if certain requirements are met.

(7) Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                          December 31, 1999    December 31, 1998
                                                          -----------------    -----------------
     Net assets available for benefits per the financial
          statements                                      $      27,416,388    $      20,171,338
     Amounts allocated to withdrawing participants                  (18,149)            (248,677)
                                                          -----------------    -----------------
     Net assets available for benefits per the Form 5500  $      27,398,239           19,922,661
                                                          =================    =================

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                             Year Ended           Year Ended
                                                          December 31, 1999    December 31, 1998
                                                          -----------------    -----------------
     Benefits paid to participants per the financial
         statements                                       $       1,827,875    $       1,256,931
     Amounts allocated to withdrawing participants                   18,149              248,677
                                                          -----------------    -----------------
     Benefits paid to participants per the Form 5500      $       1,846,024    $       1,505,608
                                                          =================    =================

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

(8)  Plan Termination

     Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

(9)  Ellsworth Plan Merger

     In March 1999, a wholly-owned subsidiary of Kaneb acquired the common stock of Ellsworth Associates, Inc. On July 1, 1999 the Ellsworth Plan was merged into the Kaneb Plan and all assets of the Ellsworth Plan were liquidated and transferred to the Trustee for the Plan.

                                                                     Schedule 1

                            The Kaneb Services, Inc.
                            Savings Investment Plan

                Schedule of Assets Held for Investment Purposes
                        at End of Year December 31, 1999


                                                      Number                                   Current
Name of  Issuer and Title of Issue                   of shares                Cost              Value
-----------------------------------------------   -------------            ----------        ----------
Kaneb Stock Fund
*       Kaneb Services, Inc. Common Stock         1,734,865.000            $6,562,887        $7,605,535
                                                                           ==========        ==========
Retirement Money Market Fund
        Schwab Retirement Money Market Fund       3,631,465.970            $3,514,007        $3,631,466
                                                                           ==========        ==========
S&P Equity Index Fund
        Vanguard Index 500 Portfolio                 17,397.749            $1,699,557        $2,354,437
                                                                           ==========        ==========
Worldwide Equity Fund
        Janus Worldwide Fund                         35,932.856            $1,554,439        $2,746,348
                                                                           ==========        ==========
Government Securities Fund
        Strong Government Securities Fund            52,641.465            $  559,515        $  533,284
                                                                           ==========        ==========
Emerging Growth Fund
        Robertson Stephens Emerging Growth Fund      31,466.039            $1,188,571        $1,914,353
                                                                           ==========        ==========
Dividend Growth Fund
        Fidelity Dividend Growth Fund               182,277.147            $5,826,671        $5,284,214
                                                                           ==========        ==========
Total Return Fund
        Pimco Total Return Fund Class D              88,487.763            $  894,436        $  876,029
                                                                           ==========        ==========
Twenty Fund
        Janus Twenty Fund                            13,505.747            $  908,193        $1,133,789
                                                                           ==========        ==========
International Fund
        Artisan International Fund                    3,600.246            $   74,078        $  105,683
                                                                           ==========        ==========
Loan Fund
*       Participants' Loans                             --                 $  887,229        $  887,229
                                                                           ==========        ==========

*  Party-in-interest

(a)  Interest rates ranging from 7% to 10% and maturities of one to seven years.



See accompanying independent auditors' report.

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                        THE KANEB SERVICES, INC.
                                        SAVINGS INVESTMENT PLAN




Date:  June ____, 2000                  By: /s/ WILLIAM H. KETTLER
                                        --------------------------
                                        William H. Kettler
                                        Vice President - Human Resources
                                        (Plan Administrator)